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======
FORM 3
======

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

                           Hollinger NCI Holdings, LLC
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                              c/o Hollinger International, Inc.
                              712 Fifth Avenue

--------------------------------------------------------------------------------
                                    (Street)

  New York                           New York               10019
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                    06/25/02

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     News Communications, Inc. (NCOM)

________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________

6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                             509,222.5                     I               (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


                               Page 1 of 6 pages

====================================================================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
1. Title of    2. Date Exercisable    3. Title and Amount                   4. Conversion or   5. Ownership Form       6. Nature of
   Derivative     and Expiration         of Securities                         Exercise Price     of Derivative           Indirect
   Security       Date                   Underlying Derivative                 of Derivative      Securities: Direct      Beneficial
   (Instr. 4)     (Month/Day/Year)       Security (Instr. 4)                   Security           (D) or Indirect (I)     Ownership
                                                                                                  (Instr. 5)              (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                 Date      Expiration         Title            Amount or
              Exercisable     Date                             Number of
                                                                Shares
------------------------------------------------------------------------------------------------------------------------------------
Warrant        Immed.       04/19/06          Common Stock     500,000         $1.10                  I                    (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant        Immed.       04/19/06          Common Stock     500,000         $1.50                  I                    (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant        Immed.       04/19/06          Common Stock     500,000         $2.00                  I                    (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant        Immed.       06/04/06          Common Stock      75,000         $1.00                  I                    (1)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The securities covered by this filing on Form 3 represent one-half (1/2) of the securities of News Communications, Inc. beneficially owned directly by JAF-HLR, LLC, a Delaware limited partnership. Hollinger NCI Holdings, LLC is a member of JAF-HLR, LLC. Hollinger International Inc. owns, directly or indirectly, all of the membership interests in Hollinger NCI Holdings, LLC. Hollinger Inc. controls Hollinger International Inc. through its holding of over a majority of the outstanding common stock of Hollinger International Inc. The Ravelston Corporation Limited controls Hollinger Inc. directly and indirectly through its subsidiaries (including Argus Corporation Limited) as a result of holding (both directly and indirectly) over a majority of the outstanding common shares of Hollinger Inc. Conrad Black Capital Corporation controls The Ravelston Corporation Limited through its holding of over a majority of the outstanding common shares of The Ravelston Corporation Limited. The Lord Black of Crossharbour, PC (Can), OC, KCSG is the sole shareholder and Chairman of Conrad Black Capital Corporation.

                                           Hollinger NCI Holdings, LLC

                                           By: /s/ Mark S. Kipnis
                                               ---------------------------------
                                               Mark S. Kipnis
                                               Authorized Signatory

                                           Date: July 5, 2002

*     If the form is filed by more than one Reporting Person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


                               Page 2 of 6 pages

                            Joint Filing Information

Name:                                   Hollinger International Inc.

Address:                                401 North Wabash Avenue
                                        Chicago, Illinois 60611

Designated Filer:                       Hollinger NCI Holdings, LLC

Issuer & Ticker Symbol:                 News Communications, Inc. (NCOM)

Date of Event Requiring Statement:      June 25, 2002

Signature:                              Hollinger International Inc.

                                        By: /s/ Mark S. Kipnis
                                            ---------------------------------
                                            Mark S. Kipnis
                                            Vice President, Corporate Counsel
                                            and Secretary


                               Page 3 of 6 pages

                            Joint Filing Information

Name:                                   Hollinger Inc.

Address:                                10 Toronto Street
                                        Toronto, Ontario
                                        Canada M5C 2B7

Designated Filer:                       Hollinger NCI Holdings, LLC

Issuer & Ticker Symbol:                 News Communications, Inc. (NCOM)

Date of Event Requiring Statement:      June 25, 2002

Signature:                              Hollinger Inc.

                                        By: /s/ Charles G. Cowan
                                            ---------------------------------
                                            Charles G. Cowan, Q.C.
                                            Vice President and Secretary


                               Page 4 of 6 pages

                            Joint Filing Information

Name:                                   The Ravelston Corporation Limited

Address:                                10 Toronto Street
                                        Toronto, Ontario
                                        Canada M5C 2B7

Designated Filer:                       Hollinger NCI Holdings, LLC

Issuer & Ticker Symbol:                 News Communications, Inc. (NCOM)

Date of Event Requiring Statement:      June 25, 2002

Signature:                              The Ravelston Corporation Limited

                                        By: /s/ Charles G. Cowan
                                            ---------------------------------
                                            Charles G. Cowan, Q.C.
                                            Vice President and Secretary


                               Page 5 of 6 pages

                            Joint Filing Information

Name:                                   The Lord Black of Crossharbour,
                                        PC (Can), OC, KCSG

Address:                                10 Toronto Street
                                        Toronto, Ontario
                                        Canada M5C 2B7

Designated Filer:                       Hollinger NCI Holdings, LLC

Issuer & Ticker Symbol:                 News Communications, Inc. (NCOM)

Date of Event Requiring Statement:      June 25, 2002

                                        By: /s/ Conrad M. Black
                                            ---------------------------------
                                            The Lord Black of Crossharbour,
                                            PC (Can), OC, KCSG


                               Page 6 of 6 pages